GLOBAL corporate compliance

February 6, 2008

Securities & Exchange Commission
450, 5th Street NW
Washington, DC 20549
USA

08000711

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs: Q Gold Resources

Re: ~~Solana Petroleum Corp.~~ (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release Dated January 31, 2008
2. News Release Dated February 1, 2008

Yours truly,

GLOBAL CORPORATE COMPLIANCE INC.

Suzanne Ferguson

Suzanne Ferguson
Junior Associate

encl

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

dlw 2/14

Global Corporate Compliance Inc. 850, 505 3rd Street SW Calgary AB T2P 3E6
Tel: 403.216.8450 Fax: 403.216.8459 web: www.globalcci.com email: info@globalcci.com

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD UPDATES DRILLING RESULTS

Fort Frances, Ontario, January 31, 2008
Q-Gold Resources Ltd. (TSX Venture: QAU/ Frankfurt: QX9) announced results from the remainder of its 2007 diamond drill exploration program on its Mine Centre, Ontario properties. Initial results of the 2007 program were reported in a press release dated June 8, 2007.

Nipigon Mining Claims
The remaining four drill holes (NQ size core) on the Nipigon mining claims, which were acquired in 2007, targeted several conductive IP anomalies that lie along the Finger Lake Fault which is believed, in some places, to also be the contact between the Bad Vermilion Gabbro/ Anorthosite Complex to the west and the Mine Centre Tonalite intrusive to the east. The Company controls a length of about 11 kilometres along this fault..

The best assay results were recorded in hole Q-07-13, which was drilled directly across the contact, having intersected both mafic and felsic rock suites. This drill hole encountered gold and silver values in an upper zone in the interval between 30.60 metres (m) and 32.00 m and gold in two lower zones between 147.96 m and 148.9 m and between 160.09 m and 160.86 m. Hole Q-07-13 is located approximately 250 m to the west of the Jolly Roger and McKenzie Gray Veins, also on the Nipigon claims, both of which are gold-bearing. Hole Q-07-11, however, did not encounter mineralization of economic significance.

Hole #	Total Depth (m)	From (m)	To (m)	Interval (m)	True Width (m)	Gold (g/t)	Silver (g/t)	Remarks
Q-07-09	411.0	116.80	117.50	0.70	0.54	0.12	8.50	Quartz Vein in a Shear Zone
Q-07-10	312.0	121.56	122.31	0.75	0.56	1.58	0.30	Altered anorthositic gabbro
Q-07-13	347.0	30.60	31.38	0.78	0.60	2.94	0.60	9.4 m zone of tonalite w/ scattered, thin quartz vein
		31.38	32.00	0.62	0.47	5.68	1.00	
		36.12	37.10	0.98	0.75	0.49	< 0.30	
		37.85	38.82	0.97	0.74	0.30	0.30	
		39.00	39.99	0.99	0.76	0.27	< 0.30	
		147.96	148.90	0.94	0.69	0.38	< 0.30	12.9 m zone of tonalite w/ smokey gray qtz veins
		160.09	160.86	0.77	0.56	0.21	< 0.30	

Because of poor, extremely dry ground conditions at the time of the IP survey, the majority of Q-Gold's Nipigon claims, containing some of the area's strongest airborne anomalies, were not included in the IP survey and remain to be tested in the future. Additional IP anomalies on the Finger Lake Fault/ Shear Zone 1.5 km to the north of the Nipigon tract in the vicinity of Finger Lake and 4.5 km north, near Island Bay, remain to be drilled.

The Corporation also has a number of additional gold and base metal exploration targets on its remaining 32,345 acres of mining claims and patents at Mine Centre.

Structural Drilling Program

Q-Gold also announced the results of a deep "structural" drilling program (NQ size core) on its gold properties near Mine Centre, Ontario. The properties include a number of past producing gold mines (two of which were significant producers at the time) and over 100 individual quartz veins containing gold values. Using a deep-capacity diamond drilling rig, the program attempted to establish the presence at depth of several important veins, which are gold-bearing on the surface.

As the gold contained in the quartz vein complex at Mine Centre is generally composed of free-milling "nugget" gold, the probability of encountering "high grade" gold intervals in a structural drilling program such as this is low. The objective of this program was to establish the presence of known and new gold-bearing veins at depth. Assay results from these "structural" holes are shown below. While not high in gold grade, they were successful in establishing the presence of quartz veins, veining and zones of silicification at depth, giving encouragement to the Corporation as it probes the deeper zones of the Foley Mine gold/ quartz complex.

Hole Q-07-04 (total depth 801.7 m)

Structural Hole drilled from a location approximately 275 metres to the east-southeast of the Foley Mine's North Shaft. This hole penetrated Tonalite host rock throughout its length of 801.70 metres. Numerous scattered small quartz veins, mostly 1 to 5 cm wide, but some up to 75 cm, were encountered throughout the footage, especially below 285.70 metres deep. Two sections of structural interest and containing gold and silver values are shown below:

From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)	Remarks
179.70	180.35	0.65	0.57	0.14	0.10	White Quartz with 10% pyrite and 3% sphalerite
222.85	223.80	0.95	0.83	0.73	0.10	5 cm quartz vein with trace sulfides

Hole Q-07-08 (total depth of 1047.0 m)

Structural drill hole drilled from a location approximately 345 metres to the northeast of the Foley Mine's North Shaft to test for vein structures beneath a large swamp which precluded surface investigations. This hole, especially from 953.20 m to 960.27 m, also intersected numerous sections of narrow quartz veining, with some veins over 1 metre wide. Although this hole did not provide significant assay results, three zones of structural interest were penetrated by this hole in the intervals described below:

From (m)	To (m)	Interval (m)	True Width (m)	Remarks
172.35	179.20	6.85	6.16	Massive white quartz veining w/ trace pyrite, sphalerite & galena
244.47	248.45	3.98	3.51	Massive white quartz vein w/ pyrrhotite, pyrite and chalcopyrite
953.20	960.27	7.07	5.49	Zone of silica-altered tonalite w/ quartz vein & veinlets

Thus, in both deep holes Q-07-04 and Q-07-08, the presence of quartz veins at depth of up to 960 metres (3,150 feet) in the Foley Mine Complex has been established for consideration in future exploration activities.

Manhattan Mine

A series of three short "fan" holes (drilled at varying angles from the same drill location) were also drilled into the vein system comprising the historic Manhattan Gold Mine to establish its deeper presences. This property, although it never reported any production, contains a shaft to 325 feet. Four intervals in the Manhattan vein recorded the gold and silver values shown below:

Hole	Total Depth (m)	From (m)	To (m)	Interval (m)	True Width (m)	Au (g/t)	Ag (g/t)	Remarks
Q-07-12	80.0	57.73	58.73	1.00	0.71	0.90	<0.3	Fractured felsic dike w/ quartz vein
		58.73	59.48	0.75	0.53	0.43	<0.3	
Q-07-14	68.5	66.35	66.94	0.59	0.50	3.03	1.0	Sheared & hematitic tonalite w/ quartz Veinlets
Q-07-15	126.0	74.00	75.00	1.00	0.71	<0.01	1.6	Quartz vein

Lucky Linda

A second series of six short "fan" holes from two drill locations was drilled on the Lucky Linda vein, an unexplored but extensive outcropping quartz vein in the Foley Complex. Extending on surface for over 1,000 metres, it is gold bearing at the surface, but of unknown depth. Although various zones of quartz veins and veining of up to 2.4 metres were penetrated in the Lucky Linda vein, no significant mineral assay values were encountered.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres and 7,634 acres in the Rainy River Greenstone Belt.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

82-4931

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD UPDATES EXPLORATION PROGRAMS

Fort Frances, Ontario, February 1, 2008
Q-Gold Resources Ltd. (TSX Venture: QAU/ Frankfurt: QX9) announced the following updates to its exploration programs:

Foley Mine Re-entry
The de-watering and construction activity, including clearing of obstructions in the North Shaft of the Foley Gold Mine at Mine Centre, Ontario, has been suspended for the winter, pending the receipt of a Category 2 Permit to Take Water and a Certificate of Approval from the Ontario Ministry of the Environment. Trow Associates Inc. (Thunder Bay), has been engaged to prepare the necessary documentation to submit with the permitting application, conduct the necessary consultations with affected parties and prepare the design for any settling pond, aeration and water treatment facilities which may be required.

Receipt of the above permits will allow an increased pumping rate for the de-watering process, facilitating the clearing and rehabilitation activities in the Foley North Shaft so as to permit underground exploration of the mine to the 400' level (Phase I). Phase II will extend de-watering, rehabilitation and underground exploration operations to the 850' level, hopefully by the Fall of 2008.

In the interim, construction of an 1800 square foot auxiliary building at the mine site has been initiated which will contain mine and geologic offices, lunch and dry rooms, a core shack and equipment storage. Refurbishing of a Trailer Camp purchased by Q-Gold in 2007 continues in anticipation of the full-scale resumption of de-watering and mine construction activities in the Spring after the requisite permits have been obtained.

Iron Ridge Prospect
The Company has received a report entitled "Progress Report on Bad Vermilion Lake Bedrock Mapping Project, Geology and Geochemical Sampling, Mine Centre – Fort Frances Area, Ontario", from consulting geologist and petrologist, Svetlana R. Tikhomoriva, dated August 11, 2007. The report describes the results of a 3-months long mapping and sampling program covering Q-Gold's 2,500 acre Iron Ridge claim group located near Mine Centre, Ontario. The property is largely underlain by a large (100+ sq. mi.) Archean Gabbro/Anorthosite complex. This Gabbro/Anorthosite complex is known to contain a large iron/vanadium/titanium deposit located on the west shore of Bad Vermilion Lake. The area is currently being explored for deposits that may contain copper, nickel, platinum, palladium, and gold and silver.

The program consisted of detailed geologic mapping and geochemical sampling over traverses at 100m intervals. Three hundred thirty surface (grab) samples sent for geochemical analysis at Activation Laboratories Ltd. in Thunder Bay, Ontario, and 28 to Swastika Laboratories in Swastika, Ontario, for gold assay.

Some of the higher assay values obtained from the sampling program for three of the mafic/ultramafic rock types mapped on the Company's Iron Ridge property are shown below:

Rock Types	Sample #	Au (ppb)	Pt (ppb)	Pd (ppb)
Clinopyroxenite	85285	4	15	7
	85286	731	0	6
Melanogabbro	82105	43	101	79
	82106	15	37	41
	82109	14	26	9
	82114	22	14	10
	82124	37	8	5
	82126	11	43	39
Medium-grained gabbro	85273	185	167	0
	82134	13	3	3
	82118	48	2	1

These three rock types are also encountered at the Lac des Iles (Ontario) mine, where they contain platinum, palladium and gold values, with the highest assays achieved at Lac des Iles in the clinopyroxenite and melanogabbro units.

In addition, seven "grab" surface samples from Q-Gold's claims on the eastern shore of Bad Vermilion Lake, which was also part of the traverses and geologic report, yielded the following assay values:

Sample #	Au (ppb)	Ag (ppm)	Cu (ppm)
88379	530	3.6	>10,000
88380	105	0.7	2,380
88381	221	3.6	>10,000
88382	311	2.6	>10,000
88383	168	0.9	7,700
88384	766	4.7	>10,000
88385	2,210	8.3	>10,000

The next stage of the exploration program, based on interpretation of the results of the mapping and sampling, will consist of additional mapping, grid line cutting, trenching and follow-up diamond drilling.

Rainy River

At Rainy River, where the Company holds 7,634 acres of mining claims and options on patented land, Q-Gold's winter ground exploration program was deferred due to the onset of extreme weather in the area. Currently, Q-Gold's consulting geologist is reviewing area geology and geophysical surveys and he will be preparing geologic maps and a report with recommendations for prospective targets for the 2008 exploration program.

Richard C. Beard, P.Eng., Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

About Q-Gold Resources Ltd.

Q-Gold is a Canadian-based mineral exploration company currently exploring for precious and base metals and platinum group elements on its extensive Ontario holdings in the historic Gold Camp at Mine Centre of 32,585 acres and 7,634 acres in the Rainy River Greenstone Belt.

For all future Q-Gold investor relations needs, investors are asked to visit the Q-Gold IR Hub at http://www.agoracom.com/IR/Q-Gold where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to email all questions and correspondence to QAU@agoracom.com where they can also request addition to the investor email list to receive all future press releases and updates in real time.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially form the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries
Q-Gold Resources Ltd.
J. Bruce Carruthers II, President
1-888-779-0166
http://www.qgoldresources.com

Investor Relations
AGORACOM Investor Relations
http://www.agoracom.com/IR/Q-Gold
QAU@Agoracom.com

END